Exhibit 99.4

To:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

CONSENT OF QUALIFIED PERSON

I, Philipa Varris, Executive Vice President, Head of Sustainability of Golden Star Resources Ltd. (“GSR”), do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Wassa Gold Mine, Mineral Resource & Mineral Reserve Update and Preliminary Economic Assessment of the Southern Extension Zone, Western Region, Ghana” (the “Technical Report”) prepared for GSR and dated March 1, 2021 and having an effective date of December 31, 2020, and to the use of a summary of, the Technical Report in the press release of GSR dated March 1, 2021 (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 1st day of March, 2021.

“Philipa Varris"
Philipa Varris, MAusIMM (CP)